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FORM 12b-25	SEC FILE NUMBER 001-7935
CUSIP NUMBER
NOTIFICATION OF LATE FILING	460254-10-5

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

International Rectifier Corporation
Full Name of Registrant

N/A
Former Name if Applicable

233 Kansas Street
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported by International Rectifier Corporation (the “Company”) on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 9, 2007, on Form 8-K/A and Form 12b-25, both filed with the SEC on May 11, 2007, on Form 8-K and Form 12b-25, both filed with the SEC on August 31, 2007, and on Form 12b-25 filed with the SEC on November 13, 2007, the Audit Committee of the Company’s Board of Directors has determined that the Company’s financial statements for its fiscal quarters ended September 30, 2003 through December 31, 2006 and for its fiscal years ended June 30, 2004 through June 30, 2006 should not be relied upon. The Audit Committee also found material weaknesses in internal control over financial reporting for such periods and that management’s report on internal control over financial reporting for the fiscal years ended June 30, 2005 and June 30, 2006 contained in its public reports should not be relied upon.

The matters that prevent the Company from filing its quarterly report on Form 10-Q within the prescribed time period consist of the following:

RECONSTRUCTION OF THE FINANCIAL RECORDS OF THE COMPANY’S SUBSIDIARY IN JAPAN

The previously reported investigation conducted by independent investigators hired by outside legal counsel engaged by the Audit Committee of the Company’s Board of Directors identified practices at the Company’s subsidiary in Japan that involved circumvention of established controls and procedures to record false or premature sales by, among other things, creating fictitious customer purchase orders in the existing control system, as more fully described in the Company’s Form 12b-25 filed on August 31, 2007. The Company is implementing new controls at the subsidiary in Japan, as also described in the August 31, 2007 and November 13, 2007 Forms 12b-25. The Company has retained external accounting and tax advisors to assist management in the reconstruction of the Company’s Japan subsidiary (the “Japan Subsidiary”) financial records, including its revenue, cost of sales, accounts receivable, inventory and other material balance sheet items.

In addition, during the process of reconstructing the Japan Subsidiary’s financial statements, the Company found that certain fictitious customer invoices were sold as part of the Japan Subsidiary’s accounts receivable financing facilities. These accounts receivable sales reduced the accounts receivable and the corresponding short-term debt balances on the balance sheets as of the fiscal quarters ended March 31, 2005 through December 31, 2006. Notwithstanding the nature of these invoices, advances on the accounts receivable facilities were satisfied by the Company in the ordinary course of business.  No amounts were outstanding under these accounts receivable financing facilities since the end of July 2007. The Company plans to record these sales as advances against its accounts receivable financing facilities and as short-term debt for the relevant periods.

The Company has also reviewed the Japanese Subsidiary’s balance sheets as of the fiscal years ended June 30, 2006 and 2005, and determined that approximately $10 million of previously capitalized intangible assets, which were characterized as the purchase of distribution rights from a distributor, should instead be recorded in an earlier fiscal period as a past due accounts receivable from the former distributor of the Japan Subsidiary.  The past due receivable, which totaled approximately $13 million, had been in default and the Company anticipates it will record a bad debt expense in the fiscal year ended June 30, 2000 in the full amount of the receivable.

The reconstruction related to the Japan Subsidiary is substantially complete, although additional testing and verification are ongoing.

OTHER REVENUE RECOGNITION MATTERS

The Company’s investigation has now identified practices within its Aerospace and Defense (“A & D”) segment involving (i) shipping product to distributors in an earlier quarter than that in which product was needed by those distributors or the Company’s direct customers, (ii)  shipping product to distributors prior to quarter-ends with a promise to accept returns of the product in a subsequent quarter, and (iii) providing product originally ordered by direct customers to distributors prior to quarter-ends and subsequently reacquiring these products with the payment of fees to the distributors.  These practices generally resulted in early recognition of revenue.  The Company is reviewing the effect of these practices on its reported results in the periods of fiscal year 2003 through the second quarter of fiscal year 2008, and is not able to provide a reasonable estimate at this time of the effects of this review.

Concurrently with the Audit Committee investigation, the Company has conducted further reviews of sales contracts and transactions with its major customers for compliance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” and SFAS 48 “Revenue Recognition When Right of Return Exists.”  Based on this review as well as a review of revenue recognition practices on a Company-wide basis, items being evaluated and/or restated for the fiscal year 2003 through the second quarter of fiscal 2008 include:

•      Accounting for Sales to Certain Distributors – The Company has determined that sales to two distributors, which acted as fulfillment houses, should have been deferred until the inventory was sold through to end customers, primarily in the next quarter.  The substance of the transactions with these distributors was that of a consignment arrangement where the risks and benefits of ownership were not transferred by the Company until the related inventory was sold through to the end users.  The Company anticipates that the impact of this adjustment will be a change in the timing of revenue recognition by up to approximately $3 million per quarter.

•      Destination Based Shipping Terms – Certain customers’ contract delivery terms indicated that the Company may bear the risk of loss while in transit, therefore, the Company anticipates that it will adjust the timing of revenue recognition on the affected sales until the goods arrived at the customers’ named destination.

•      Returns Reserve, Stock Rotation Rights and Warranty Liability – The Company has determined a larger sales return accrual should be provided in its financial statements at the time of sale related to anticipated future returns in accordance with Statement of Financial Accounting Standards (SFAS) No. 48, “Revenue Recognition When Right of Return Exists.”  The Company had previously only provided for sales returns and warranty liability based on known and approved sales and warranty returns.  No returns reserve was provided for unknown sales returns.  At this time, the impact of the sales and warranty liability returns accrual restatement, excluding the impact of the Japan subsidiary restatement, is anticipated to be an increase or decrease in reported revenue in each quarter of up to approximately $7 million.  Additionally, it was determined that the Company did not provide for reserves for stock rotation rights provided to distributors based on an incorrect assumption that a replacement order, of equivalent or greater value, would always be shipped within the same quarter as that of the stock being rotated.  At this time, the impact of the accrual of stock rotation rights, excluding the impact of the Japan subsidiary restatement, is anticipated to be an increase or decrease in reported revenue in each quarter of up to approximately $2 million.

•      Intellectual Property – The Company is currently evaluating the recognition of royalty settlements, which have historically been classified as an element of the Company’s royalty revenue.  The Company is evaluating its classification of these settlements as royalty revenue as opposed to other line items of the income statement.  The review is ongoing, and the Company is unable to provide a reasonable estimate of the effects of this review at this time.

In addition to the matters discussed above, the Company is continuing to review its revenue recognition practices on a Company-wide basis in connection with the preparation of the restatement of its financial statements.  Any further material developments will be reported at a later date.

OTHER MATTERS

Concurrent with the Audit Committee investigation, the Company conducted further reviews of unrecorded liabilities for compliance with Statement of Financial Accounting Concepts No. 5, “Recognition and Measurement in Financial Statements of Business Enterprise” and SFAS 5, “Accounting for Contingencies.”  The Company has performed a comprehensive analysis of its accounts payable and accrued expense balances and discovered that it had not implemented adequate cutoff procedures for open invoices at each period end.  Consequently, the Company’s accounts payable and accrued expense balances were understated by the aggregate amount of these open invoices, which relate primarily to inventory in transit, construction-in-progress, and other general and administrative expenses.  The Company is reviewing the effect of these potential unrecorded liabilities and is not able to provide a reasonable estimate of the effects of this review at this time.

In the course of the Audit Committee investigation, several practices were identified that may have included the judgmental adjustment of various elements of quarterly financial results in an effort to meet quarterly earnings targets.  The Company continues to review this area, and as a result of matters identified in the investigation and the Company’s review of past practices generally, the Company has determined it necessary to upgrade its practices regarding the preparation of its financial statements to more consistent and objective standards, including those with respect to the areas outlined in this Part III, as well as for reserve accruals generally.

TAX MATTERS

During preparation for the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (‘SFAS No. 109’) (“FIN No. 48”) in the fiscal first quarter 2008 ended September 30, 2007, the Company has identified various accounting errors related to its accounting for income taxes for the fiscal years 2001 through 2007.  Most significantly, the Company has determined that it is probable that its transfer pricing could not be sustained, primarily related to the inter-company transactions between its U.S. and Singapore subsidiaries.  Management, assisted by external accounting and tax advisors, performed an analysis of the tax issues related to the Company’s transfer pricing referred to in the August 31, 2007 and November 13, 2007 Forms 12b-25, which has resulted in the Company filing qualified amended U.S. federal income tax returns for fiscal years 2004 through 2006. In conjunction with the qualified amended tax returns, and extensions related to federal and state income tax returns for the fiscal year ended June 30, 2007, the Company has remitted income taxes and interest in the aggregate amount of $74 million to the Internal Revenue Service and various state revenue agencies during its fiscal quarter ended September 30, 2007. The Company believes it may be entitled to refunds from the taxing authorities in certain foreign jurisdictions and owe additional taxes in other jurisdictions.

The Company has reviewed its income tax accounting for the fiscal years 2001 through 2007, and has concluded that other tax-related adjustments are required.  The Company has determined that it should correct its accounting for certain types of foreign-earned income that will likely be subject to taxation currently, rather than deferred until the earnings are remitted.  This determination also impacts prior distributions made by the Company’s foreign subsidiaries as well as the Company’s US federal foreign tax credit claims.  The Company has also determined that its accounting for temporary differences, primarily related to fixed assets, intangible assets and various nondeductible reserves and accruals, including restructuring reserves discussed below, should be amended.  The Company is also correcting the application of certain SFAS No. 109 provisions related to the elimination of profit-in-ending inventory.  The Company plans to accrue any applicable penalties and interest on these amounts.  The Company has not yet finalized the total impact on the financial statements from these tax-related adjustments as of the date of this filing.

The Company is currently determining the tax liability amounts and preparing the amended tax returns to claim the tax refunds or pay additional taxes. As of the date of this filing, the calculations remain to be completed and amended returns remain to be prepared and filed. The Company believes, but can not give any assurance, that it will receive a net refund from certain foreign jurisdictions. Additionally, the Company cannot predict the time at which any refunds will be received. The Company is in the process of determining the income tax provision impact of these adjustments and anticipates its effective tax rate to be significantly higher than previously reported.

RESTRUCTURING

The investigation into the Company’s public reporting of restructuring activities as reported in the Company’s August 31, 2007 and November 13, 2007 Forms  12b-25 is substantially complete. The resulting adjustments to the income statement will primarily reflect (1) the reclassification of approximately $32 million of manufacturing costs related to the consolidation of certain facilities to cost of goods sold from impairment, restructuring, severance and other charges, and (2) the reclassification of approximately $20 million of non-restructuring related charges to selling, general and administrative, research and development or other expense line items from impairment, restructuring, severance and other charges on the statement of operations. The Company intends to clarify the presentation of the manufacturing-related restructuring costs charged to cost of goods sold in the relevant footnote to the consolidated financial statements.

CONTINUING INVESTIGATION

As of the date of this filing, the Audit Committee investigation is substantially complete, except for matters relating to the A & D segment.  Nevertheless, at this time there can be no assurance that the continuing investigation will not identify or result in additional issues that may have a material impact on the Company or its financial statements.  Any further material developments will be reported at a later date.

The Company is currently cooperating fully with investigators from the Securities and Exchange Commission Division of

Enforcement, the U.S. Attorney’s Office and the Internal Revenue Service who are looking into matters described in this Part III.

STATUS OF RESTATEMENT OF FINANCIAL STATEMENTS

All the efforts to analyze and restate the previously mentioned items that will result in restatements to the Company’s previously filed financial reports, and the efforts to calculate the taxes owed and amend the tax returns in the various foreign jurisdictions and assess the likelihood of recovery in accordance with SFAS No. 109 and FIN 48, are continuing. These matters will be included in the restated financial statements for the periods previously described.  The Company does not expect to complete the restatements or file the Form 10-Q for the fiscal quarter ended March 31, 2007, the Form 10-K for the fiscal year ended June 30, 2007, the Form 10-Q for the fiscal quarter ended September 30, 2007, or the Form 10-Q for the fiscal quarter ended December 31, 2007, within the time extension for filing its fiscal second quarter 2008 ended December 31, 2007. The Company plans to file its Form 10-K for the fiscal year ended June 30, 2007 and the previously referenced interim reports as promptly as practicable after the completion of the matters described herein.  Should the Audit Committee investigation identify practices similar to those in the Japan Subsidiary and the A & D segment in other Company locations, or should other matters requiring restatement be identified in the final phase of the investigation, additional efforts may be necessary to finalize the Company’s restatement of its financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Donald R. Dancer	(310)	726-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	Periodic Report on Form 10-Q for the Quarter ended March 31, 2007; Annual Report on Form 10-K for fiscal year ended June 30, 2007; Periodic Report on Form 10-Q for the Quarter ended September 30, 2007

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is reconstructing, with the assistance of external accounting and tax advisors, the affected previously-reported financial statements to eliminate the effects of errors, misclassifications, tax matters and other practices and matters described in Part III above. At this time, the Company has concluded that, because the restatement of the fiscal three and six months ended December 31, 2006 has not been completed and there are several unsettled matters relating to the fiscal three and six months ended December 31, 2007, it cannot provide an estimate of its results of operations for the three or six months ended December 31, 2006 or the fiscal three or six months ended December 31, 2007, and of the changes between those corresponding fiscal periods.

For the Company’s current operations, which roughly comprise those previously reported as Focus Products segments, gross margin for the fiscal quarter ended December 31, 2007 is anticipated to be significantly negatively impacted by the following:

1.     Revenue from some of the Company’s product lines, including its highest margin product category, is expected to be lower, in part due to changes in the timing of revenue recognition and corrections in the amount and timing of certain previously reported sales and other matters described in Part III above.

2.     Manufacturing costs are expected to be higher due to a decline in factory utilization caused by lower revenue and planned reductions in inventory levels.

3.     The Company’s April 2007 divestiture of what it has called its Power Control Systems business has resulted in a lower base of revenue over which to absorb shared manufacturing overhead costs, and the Company has not completed a commensurate reduction in those costs.

4.     Commodity prices for silicon and copper have increased from prior periods.

SG&A for the fiscal quarter ended December 31, 2007, is anticipated to be higher as a percent of sales than that reported in historical quarters.  The Company’s goal is to reduce SG&A to approximate historical levels as a percent of revenue by the end of calendar year 2008.  For the fiscal quarter ended December 31, 2007, research and development costs are expected to be slightly higher as a percent of revenue than in historical quarters.  The Company’s effective income tax rate is expected to be significantly higher than historically reported.

The factors affecting the ability of the Company to make a more detailed estimate at this time include, without limitation, (i) the difficulty in determining the magnitude and timing of the quarterly impact of the described practices in the Japan Subsidiary and A & D segment on the Company’s financial statements, (ii) the irregularities and inconsistencies in the recordkeeping caused by the described practices in the Japan Subsidiary and A & D segment, (iii) the fact that the records in the Japan Subsidiary are primarily in a foreign language, (iv) the difficulties in reconstructing detail transactions, (v) the complexities of determining tax amounts, preparing amended tax returns to claim refunds or pay additional taxes in various foreign and local jurisdictions,  assessing the appropriate revenue sources and the interactions of various taxing jurisdictions’ tax rates and related tax credits, and determining the income tax provision impact of any tax  adjustments, and (vi) the continuing of the Audit Committee’s investigation and the Company’s  review of prior practices including the matters identified in Part III, and the evaluation of the results, among other things.

The Company is providing the following preliminary information related to liquidity and certain other matters. The reader is cautioned that this information is not final and will be potentially impacted by any other matters that may arise from the investigation and completion of the Company’s review and reconstruction in progress.

 As of the Company’s fiscal quarter ended December 31, 2007, the Company anticipates it will report approximately $765 million in cash, cash equivalents and investments compared to the Company’s prior fiscal quarter ended September 30, 2007 balance of $726 million, including $14.7 million of restricted cash held in escrow pursuant to the terms of the Power Control System business sale agreements between the Company and Vishay Intertechnology, Inc.  The Company’s total debt balance is expected to be reported at approximately $0.3 million for the fiscal quarter ended December 31, 2007.

The Company has incurred costs related to the investigation, transfer pricing and FIN 48 analyses, preparation of tax return amendments, and reconstruction of its financial statements of approximately $48 million as of December 31, 2007, of which approximately $9 million were incurred in the Company’s fiscal year ended June 30, 2007.

As part of the Company’s environmental review process, the Company has provided certain disclosures of potential permit violations and other matters to local environmental authorities with respect to its Mesa, Arizona and Temecula, California facilities.  The Company has settled for $98,500 its previously reported notification of proposed penalty from local environmental authorities in Mesa, Arizona.

Although the Company’s investigation continues and the Company is assessing the impact of the findings to date of the investigation, the Company believes it continues to have sufficient cash and other resources available to meet working capital and other needs that may arise over the next twelve months.

 At this time, there can be no assurance that the continuing investigation will not identify additional issues that may have a material impact on the Company or its financial statements. The Company reiterates that its financial statements for the prior periods described in Part III of this Form 12b-25 should not be relied upon.

Cautionary Information Regarding Forward-looking Statements

This Form 12b-25 includes some “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “may”, “should”, “will”, or “expects” or the negative or variations thereof. Such forward-looking statements include, among other things, the statements that (i) the Company’s plans to record certain previously sold customer invoices under the Japan subsidiary's accounts receivable facility as advances against its accounts receivable financing facilities and short term debt; (ii) the Company’s anticipation that it will record a bad debt expense in the fiscal year ended June 30, 2000 for the full amount of a $13 million for a certain past due receivable of the Japan Subsidiary previously treated as a capitalized intangible asset; (iii) the Company’s anticipation that, with respect to certain distributors which acted as fulfillment houses, there will be a impact on the timing of revenue recognition of up to approximately $3 million in each affected quarter; (iv) the Company’s anticipation that as a result of a review of certain customer contract delivery terms, that it will adjust the timing of revenue recognition on affected sales until goods arrive at the customers’ named destination; (v) the Company’s anticipation that the impact of certain sales and warranty returns accrual restatements is anticipated to be an increase or decrease in reported revenue in each affected quarter of up to approximately $7 million; (vi) the Company’s anticipation that the impact of the accrual of certain stock rotation rights is anticipated to be an increase or decrease in reported revenue in each affected quarter of up to approximately $2 million; (vii)  the Company’s belief that it may be entitled to refunds from taxing authorities in certain foreign jurisdictions and owe additional taxes in other jurisdictions, and that the Company believes it will receive a net refund from certain foreign jurisdictions; (viii) the Company's anticipation that its effective tax rate will be significantly higher than previously reported; (ix) the Company’s views that adjustments related to restructuring activities will primarily reflect (A) the reclassification of approximately $32 million of manufacturing costs related to the consolidation of certain facilities to cost of goods sold from impairment, restructuring, severance and other charges, and (B) the reclassification of approximately $20 million of non-restructuring related charges to selling, general and administrative, research and development or other expense line items from impairment, restructuring, severance and other charges on the statement of operations, and that the Company intends to clarify the presentation of the manufacturing-related restructuring costs charged to cost of goods sold in the relevant footnote to the consolidated financial statements; (x) the Company's anticipation that it will report approximately $726 million and $765 million, respectively, of cash, cash equivalents and investments in the quarters ended September 30, 2007 and December 31, 2007, with an expectation of a $0.3 million total debt balance at fiscal quarter ended December 31, 2007, (xi) the Company’s views that gross margin will be significantly negatively impacted for fiscal quarter ended December 31, 2007 arising from, among other things, that revenue from some of the Company’s product lines, including its highest margin product category, is expected to be lower, that manufacturing costs are expected to be higher, that the April 2007 divesture has resulted in a lower base of revenue over which to absorb shared manufacturing overhead costs, and that commodity prices for silicon and copper have increased from prior periods; (xii) the Company’s views that SG&A for the fiscal quarter ended December 31, 2007, is anticipated to be higher as a percent of sales than that reported in historical quarters and that research and development costs are expected to be slightly higher as a percent of revenue than in historical quarters; (xiii) the Company’s goal to reduce SG&A to approximate historical levels as a percent of revenue by the end of calendar year 2008, and (xiv) the Company believes that it continues to have sufficient cash and other resources available to meet working capital and other needs that may arise over the next twelve months.

Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company’s actual results include the results of the continuing review into accounting irregularities (including the matters discussed in Part III hereof); the impact of the accounting errors, including without limitation, any such errors related to matters previously classified as part of the Company’s 2002 restructuring activities, on the Company’s results of operations and financial statements; the impact of tax uncertainties on the Company’s cash, financial statements and effective tax rate and the requirements for restatement of its tax liabilities and provisions; the amount and timing of the restatement of the Company’s financial statements; unanticipated factors that may alter the gain or other charges related to the Company’s divestiture of its Power Control Systems business; unexpected costs of investigation, tax assistance and/or reconstruction; unanticipated needs for working capital beyond the Company’s current cash and financial resources; and the impact of any restatement, and delays therein, on the Company’s credit agreements and other material agreements; the extent of the weaknesses in the Company’s internal control over financial reporting, and other various uncertainties disclosed in the Company’s reports filed with the Securities and Exchange Commission, including its most recent reports on Forms 10-K and 10-Q (without regard to the financial information described therein). As noted in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2007, the Company has not timely filed its annual report on Form 10-K for its fiscal year ended June 30, 2007. While the Company plans to file the report as promptly as practicable following completion of the Company’s previously disclosed investigation, and the reconstruction and restatement of financial statements and other matters described in the company’s public filings with the SEC, there can be no assurance that the Company will be able to file the Form 10-K within the time required by the rules of the New York Stock Exchange and discretionary extensions, if any. If the Company cannot timely file within the time required by the NYSE, then the Company’s common stock may become delisted from the exchange which, among other things, would adversely affect the ability to trade such shares freely, restrict liquidity in the market for such shares and have a material adverse affect on our stock price.

INTERNATIONAL RECTIFIER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 11, 2008	By	/s/ LINDA PAHL
Linda Pahl
Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).